UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

On November 20, 2014, Cencosud S.A. (“Cencosud” or the “Company”) filed an official notice of an essential event (Hecho Esencial) (an English translation of which is attached hereto as Exhibit A) with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), or SVS, regarding the redemption of certain of its outstanding bonds.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Sebastián Rivera Martínez
Name: Sebastián Rivera Martínez
Title: Legal Manager

Date: November 20, 2014

Exhibit A

[English Translation]

NOTICE OF ESSENTIAL EVENT

CENCOSUD S.A.

Securities Registry Inscription No. 743

Santiago, November 20, 2014

Mr.

Carlos Pavez Tolosa

Superintendent

Superintendency of Securities and Insurance

Present

Re: Informs of Essential Fact of Cencosud S.A.

Dear Sirs,

Through this letter, and in accordance with Article 9 and the second clause of Article 10, both of Law 18,045, and Section 2, subsection 2.2 of General Regulatory Guideline No. 30 of the Superintendency of Securities and Insurance, I hereby inform you of the following:

On November 19, 2014, Cencosud S.A. carried out the early redemption of the total amount outstanding of the Series A, C and D Bonds that were issued on November 21, 2005 and registered in the Securities Registry of the Superintendency of Securities and Insurance under the number 443. The bondholders were notified of this redemption in a timely manner through a publication in the Diario Financiero on October 17, 2014.

The bonds were redeemed at an amount equal to the outstanding principal balance thereof plus accrued interest, calculated to such redemption date. The aggregate amount paid on the redemption date totaled 10,000,000 Unidades de Fomento for principal plus interest accrued to the date of redemption.

Funding for the early redemption was obtained by Cencosud S.A. primarily under a $400,000,000 credit agreement entered into on November 14, 2014 with HSBC Bank USA, NA and The Bank of Nova Scotia, which was disbursed on November 17, 2014. The balance of the early redemption price was financed with cash on hand.

We kindly ask that this information be considered filed and that the legal and regulatory norms that bind Cencosud S.A. to provide it be deemed fulfilled.

Sincerely yours,

Daniel Rodríguez Cofré

Chief Executive Officer

Cencosud S.A.

cc:	Bolsa de Comercio de Santiago

Bolsa Electrónica de Chile

Bolsa de Corredores de Valparaíso

Representative of the Bondholders